Exhibit 99.3

PRESS RELEASE

Addex Therapeutics Reports 2024 Half Year and Second Quarter Financial Results and Provides Corporate Update

•	Launched Neurosterix with Perceptive Advisors to accelerate the development of M4PAM for schizophrenia
•	Indivior selected GABA B PAM drug candidate for development in substance use disorders
•	Addex selected independent GABAB PAM drug candidate for development in chronic cough

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, September 30, 2024 - Addex Therapeutics (SIX/NASDAQ: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its half-year and second quarter financial results for the periods ended June 30, 2024, and provided a corporate update.

“During the first half, we achieved major milestones with the launch of Neurosterix with a series A financing of $63m led by Perceptive Advisors and the selection of drug candidates in our GABAB PAM collaboration with Indivior. Indivior has selected a drug candidate for further development in substance use disorder and will now take full responsibility for future development. Importantly, this decision has enabled Addex to select and develop our own GABAB PAM drug candidate, which will be evaluated for the treatment of chronic cough,” said Tim Dyer CEO of Addex.

Half-Year 2024 Operating Highlights:

•	Launched Neurosterix with committed funding of USD 63 million in Series A led by Perceptive Advisors to accelerate the development of a preclinical portfolio including M4 PAM for schizophrenia;
•	Received CHF 5.0 million and 20% of equity interest in Neurosterix, securing cash runway beyond 2026;
•	Successfully completed our research agreement with Indivior and both Indivior and Addex selected drug candidates for further independent development; and
•	Our partner, Janssen Pharmaceuticals Inc., completed ADX71149 epilepsy Phase 2 study - top-line results did not show statistical significance.

Key Half Year and Q2 2024 Financial Data:

CHF’ thousands	Q2 24	Q2 23*	Change	H1 24	H1 23*	Change
Income	115	632	(517)	350	1,134	(784)
R&D expenses	(339)	(291)	(48)	(584)	(547)	(37)
G&A expenses	(675)	(737)	62	(1,453)	(1,351)	(102)
Total operating loss	(899)	(396)	(503)	(1,687)	(764)	(923)
Finance result, net	(27)	(125)	98	26	(127)	153
Share of net loss of associates	(531)	-	(531)	(531)	-	(531)
Net loss from continuing operations	(1,457)	(521)	(936)	(2,192)	(891)	(1,301)
Net profit / (loss) from discontinued operations	14,336	(2,154)	16,490	11,983	(4,191)	16,174
Net profit / (loss) for the period	12,879	(2,675)	15,554	9,791	(5,082)	14,873
Basic net profit / (loss) per share	0.13	(0.04)	0.17	0.10	(0.08)	0.18
Diluted net profit / (loss) per share	0.08	(0.04)	0.12	0.06	(0.08)	0.14
Net increase / (decrease) in cash and cash equivalents	2,160	1,574	586	(77)	212	(289)
Cash and cash equivalents as of June 30	3,788	7,169	(3,381)	3,788	7,169	(3,381)
Shareholders’ equity as of June 30	12,651	6,126	6,525	12,651	6,125	6,525

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net profit or loss from discontinued operations” following Neurosterix transaction.

Financial Summary:

Under IFRS, the sale of our allosteric modulator drug discovery platform and unpartnered preclinical portfolio to Neurosterix on April 2, 2024, required the identification of continuing operations related to retained programs by Addex and discontinued operations, including the net gain from the sale of a part of our business and discontinued operating activities related to income and expenses of divested activities by the Group during the six-month and three-month periods ended June 30, 2024 and 2023, respectively. The net gain from the sale of a part of our business, the income and expenses from discontinued operating activities have been reclassed to the financial line called “Net profit or loss from discontinued operations.”

The net profit from discontinued operations amounted to CHF 11.98 million for the six-month period ended June 30, 2024, and primarily related to the net gain from the sale of a part of our business of CHF 13.96 million, partially offset by the net loss from operating discontinued activities of CHF 1.98 million. During the same period ended June 30, 2023, the Group incurred a net loss from discontinued operations of CHF 4.19 million.

The net profit amounted to CHF 9.79 million for the six-month period ended June 30, 2024 and primarily related to the net profit from discontinued operations of CHF 11.98 million partially offset by the net loss from continuing operations of CHF 2.19 million. During the same period ended June 30, 2023, the Group incurred a net loss of CHF 5.08 million of which CHF 4.19 million was related to operating discontinued activities.

Diluted net profit per share amounted to CHF 0.06 for the six-month period ended June 30, 2024, compared to a diluted net loss per share of CHF 0.08 for the same period ended June 30, 2023.

Cash and cash equivalents decreased to CHF 3.8 million at June 30, 2024, compared to CHF 7.2 million at June 30, 2023. The decrease of CHF 3.4 million between June 30, 2024 and June 30, 2023 is primarily due to the cash used in operating activities, partially offset by gross proceeds of CHF 5.0 million from the Neurosterix Transaction received in April 2024.

All financial variances described below relate to continuing operations:

Income is primarily driven by amounts received under our funded research collaboration with Indivior, recognized as related costs are incurred. During the first half of 2024, income decreased by CHF 0.8 million to CHF 0.3 million compared to CHF 1.1 million in the first half of 2023. During the second quarter of 2024, income decreased by CHF 0.5 million to CHF 0.1 million compared to CHF 0.6 million in the first quarter of 2023.

R&D expenses primarily relate to our GABAB PAM program and remain stable at around CHF 0.5 million for both first half of 2024 and 2023 and at CHF 0.3 million for both second quarter of 2024 and 2023.

G&A expenses increased by CHF 0.1 million to CHF 1.5 million in the first half of 2024 compared to CHF 1.4 million in the first half 2023, primarily due to increased legal fees. G&A expenses remain stable at around CHF 0.7 million for both second quarter 2024 and 2023.

The net loss from continuing operations increased by CHF 1.3 million to CHF 2.2 million in the first half 2024 compared to CHF 0.9 million in the first half 2023, and by CHF 0.9 million to CHF 1.4 million in the second quarter of 2024 compared to CHF 0.5 million in the second quarter of 2023 primarily due to reduced income and the share of net loss incurred by Neurosterix from April 2, 2024 to June 30, 2024 in accordance with IFRS.

Half-Year 2024 Consolidated Financial Statements:

The half-year 2024 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, September 30, 2024, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL:

https://edge.media-server.com/mmc/p/dus6oz27

Conference call registration URL:

https://register.vevent.com/register/BI2705eb99ef6048ed87a2b734c0ffcfee

About Addex:

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and expects to start IND enabling studies in H1 2025. Addex is advancing an independent GABAB PAM program for chronic cough and expects to start IND enabling studies in 2025. Addex also holds a 20% equity interest in a private company, Neurosterix LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, mGlu7 NAM for mood disorders and mGlu2 NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.